News Releasee

Communiqué de Presse
Exhibit 99.1
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Catherine ENCK
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Patricia MARIE
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Paul FLOREN
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Christine de CHAMPEAUX
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Bertille ARON
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Mary DWYER
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Isabelle CABROL
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Charles-Edouard ANFRAY
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Franklin BOITIER
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Philippe GATEAU
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TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total wins four blocks on the Norwegian Continental Shelf
Paris, December 20, 2005 — Total announces that its wholly owned Norwegian subsidiary, Total E&P Norge a.s., has been awarded four offshore zones, within the framework of the APA (Awards in Predefined Areas) 2005 bidding round.
Total will be the operator on two of these blocks.
Total is a leading oil and gas player in Norway. These awards reinforce Total’s position in Norway where the Group presently produces close to 400,000 barrels of oil equivalent per day.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com